September 16, 2009

Mr. John Ganley
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
File No.:  811-21895

Dear Mr. Ganley:

This letter is in response to the oral comments and suggestions provided to the Trust on June 24, 2009, with respect to the Trust’s Registration Statement filed on Form N-1A on April 30, 2009, relating to its series: The Arbitrage – 1 Portfolio, Relative Value (formerly, The Distressed/Hedged Income Portfolio), Event Driven (formerly, The Distressed Securities & Special Situations – 1 Portfolio), The Energy and Natural Resources Portfolio, The Event Driven and Risk Arbitrage Portfolio, The Global Hedged Income – 1 Portfolio, The Income Arbitrage Portfolio, The Long/Short Equity – Growth – 1 Portfolio, Long/Short Equity (formerly, The Long/Short Equity Hedge Portfolio), The Long/Short Equity – International – 1 Portfolio and market neutral Equity (formerly,  The Long/Short Equity Market Neutral Portfolio) (each a “Fund,” collectively, the “Funds”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Funds’ respective responses.  In connection with this response to the Staff’s comments, the Trust on behalf of the Funds hereby states the following:

(1)
The Funds acknowledge that, in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

(2)	The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Funds represent that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Prospectus

1.
On page 4, with respect to The Arbitrage – 1 Portfolio, under the subheading “Principal Investment Strategies and Policies,” it states that the Fund may hold “futures contracts.”  Please supplementally confirm that “futures contracts” does not include commodities futures contracts, as the Fund’s fundamental investment restrictions state that it will not invest in commodities.

The Funds hereby confirm that “futures contracts” do not include commodities futures contracts.  Therefore, the Arbitrage – 1 Portfolio is not invested in commodities futures contacts.  Please note that the Board intends to liquidate the Arbitrage – 1 Portfolio on or before January 1, 2010.

2.
On page 4, with respect to The Arbitrage – 1 Portfolio, under the subheading “Principal Investment Strategies and Policies,” it states that the Fund will sell short shares of common stock as part of its investment strategy.  Please supplementally confirm that any expenses related to dividends and interest on short positions is properly reflected in the Prospectus fee table for the Alpha and Beta Hedged Strategies Funds.

The Funds hereby confirm that all expenses related to dividends and interest on short positions are disclosed in the prospectus fee table for Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund.

3.
On page 5, with respect to The Arbitrage – 1 Portfolio, under the subheading “Derivatives Securities Risks,” it outlines the risks associated with numerous types of derivatives products other than options and futures, despite the “Principal Investment Strategies and Policies” section that indicates that options and futures are the only derivatives in which the Fund will invest.  If the Fund only holds options and futures, please revise the “Derivatives Securities Risks” section to only include the risks associated with these instruments.  Alternatively, if the Fund holds derivatives other than options and futures, please revise the “Principal Investment Strategies and Policies” section to reflect such investments.

The disclosure regarding the securities held by this and the other applicable Portfolios has been revised to include “other derivative securities” in addition to options and futures.

4.
On page 6, with respect to The Distressed/Hedged Income Portfolio, please note that since the Fund’s name includes “income,” the primary objective of the Fund should be income, with capital appreciation as a secondary objective.  Please revise the investment objective appropriately, or alternatively, supplementally explain why the Fund’s investment objective is appropriate as it is.

The Portfolio has changed its name to the “Relative Value” Portfolio, therefore this Comment is no longer applicable.

5.
On page 6, with respect to The Distressed/Hedged Income Portfolio, please revise the “Principal Investment Strategies and Policies” section to include an explanation of the hedging activities used by the Fund as implied by the Fund’s name.

The Portfolio has changed its name to the “Relative Value” Portfolio.  Accordingly, the disclosure regarding its “Principal Investment Strategies and Policies” has been revised to include a description of its Value/Arbitrage, Convertible Bond Arbitrage and Fixed Income or Bond Arbitrage Strategies.

6.
On page 6, with respect to The Distressed/Hedged Income Portfolio, under the subheading “Principal Investment Strategies and Policies,” it states that the Fund will invest in “income-oriented securities.”  Please revise this disclosure to include an explanation of what types of securities are considered “income-oriented securities.”

With regard to the former Distressed/Hedged Income Portfolio, the reference to "Income-oriented securities" has been deleted.  However, the following additional disclosure with regard to "income-oriented securities" has been added each other occurrence of the term "income-oriented securities":

Income-oriented securities may include debt securities or equity securities that currently pay dividends or the Advisor or applicable Sub-Advisor believes have the potential for increasing or commencing dividend payments.

7.
On page 13, with respect to The Energy and Natural Resources Portfolio, under the subheading “Investment Objective,” it states that the Fund seeks “capital preservation,” though there is no information in the strategy as to how the Fund expects to achieve capital preservation.    Please add disclosure to the Fund’s strategy to reflect how it attempts to achieve capital preservation. Additionally, it states in the “Principal Investment Risks” section that the Fund is subject to “Aggressive Investment Risks” which seems to be inconsistent with the goal of preserving capital.  Please supplementally explain how capital preservation is an appropriate objective for a Fund that has “Aggressive Investment Risk,” or alternatively, revise the Fund’s “Investment Objective.”

The Portfolio’s investment objective has been revised to solely reflect capital appreciation. Please note that the Board intends to liquidate the Energy and Natural Resources Portfolio on or before January 1, 2010.

8.
On page 13, with respect to The Energy and Natural Resources Portfolio, under the subheading “Principal Investment Strategies and Policies,” please revise to include the types of companies that fit into the energy and natural resources category.   The description can be similar to that which is already included in the “Principal Investment Risks” section on page 16 under the “Energy and Natural Resources Industries Risk” subheading.  Additionally, with regard to the risk disclosure on page 16 previously referenced, please supplementally explain how it is appropriate for industries such as paper, food and agriculture to be considered a part of the energy and natural resources category.

The disclosure in this section has been revised as follows:

To achieve its investment objective, the Portfolio, under normal market conditions, will invest at least 80% of its total assets in U.S. domestic equity securities and master limited partnerships within the energy and natural resources sectors.  Companies in these sectors may include, without limitation: base metals, metals, paper, food and agriculture, forestry products, gas, oil and other commodities.  The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies).  The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

We do believe that industries such as paper, food and agriculture fit within the natural resources category.  All three are industries are in some way tied to the environment and environmental factors.  All three are subject to the same types of risks as the other industries listed in this section.

9.
On page 20, with respect to The Global Hedged Income – 1 Portfolio, under the subheading “Principal Investment Strategies and Policies,” please revise to include the term “temporary” before the phrase “defensive measure,” or alternatively, revise the section to describe the Fund’s temporary defensive policy in a different manner.

The word “temporary” has been added to this disclosure, as requested.

10.
On page 20, with respect to The Global Hedged Income – 1 Portfolio, under the subheading “Principal Investment Risks,” it states that the Fund “uses hedged strategies.”  Please revise the “Principal Investment Strategies and Policies” section to include a description of the way in which the Fund “uses hedged strategies.”

The following additional disclosure has been added:

The Portfolio may utilize a variety of financial instruments, such as derivatives, to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events.

11.
On page 27, with respect to The Long/Short Equity - Earnings Revision – 1 Portfolio, it states that the Fund employs “Market Neutral Equity Strategies” as a principal strategy.  It is the Branch Chief’s position that Long/Short funds are not market neutral.  Please supplementally explain how a market neutral strategy is appropriate for a Long/Short fund.  This comment applies to all Trust Portfolios with “Long/Short” in the Portfolio name, and which state that they employ a “Market Neutral” strategy.

The Long/Short Equity-Earnings revision Portfolio was liquidated on September 2, 2009.  However, with regard to the other Portfolios that include “Long/Short” in the name, the Trust respectfully disagrees with the position that Long/Short funds are not market neutral.  Each applicable Portfolio employs a market neutral strategy.   The Adviser believes that market neutral investing includes a variety of strategies consistent with long-short investing, such as convertible bond arbitrage, fixed-income arbitrage, long/short equity (where the portfolio has an equal weighting of long and short positions, or long and short positions of somewhat unequal weight, but whose beta behavior is roughly equivalent, and thus offsetting), merger arbitrage, etc.  Long/short has a common understanding in the hedge fund world (also sometimes called “equity hedged” – see HFRI indices) as being more long than short, and thus more aggressive than long/short market neutral (sometimes called “equity market neutral” – see HFRI indices) because there is measurable net long exposure.  The Funds assert that it is correct to view that one of the goals of “market-neutral” investing is “reducing market effects” (as this approach seeks to maximize the reduction of market beta exposures) but it is incorrect to view “long/short” investing as “aggressive investing” as it also seeks to reduce market beta exposure, although to a lesser extent than the market neutral approach.  In practical application, the Adviser believes that long/short investing is almost always more conservative in its approach than long-only investing.  In addition, the Fund notes that Morningstar combines funds that could be called market neutral and those that could be called long/short under one category, “Long/Short.”  Lipper is more specific in its categorization and separates these types of funds into two categories (Lipper categorizes our Long-Short portfolios as “Market Neutral”).

Our description of our Long/Short portfolios as using market neutral strategies is to convey that (i) the net behavior of the portfolio is designed to be market neutral (as this strategy is typically 100% long and 100% short, thus maximizing the reduction of market effects) and (ii) the portfolio accomplishes this goal by being both long and short, as opposed to just being long only in very conservative stocks, or doing convertible bond arbitrage, etc

12.
On page 31, with respect to The Long/Short Equity Hedge Portfolio, the “Principal Investment Strategies and Policies” section does not include a description of the hedging strategies used by the Fund, despite the Fund’s name.   Please revise the “Principal Investment Strategies and Policies” to include a description of the hedge strategies used by the Fund. Additionally, please supplementally explain why it is appropriate to hedge a Long/Short fund and also explain how such hedging is done.

The Portfolio has changed its name to Long/Short Equity, therefore this comment is no longer applicable.

13.
With respect to The Long/Short Equity – International – 1 Portfolio, the Fund’s name is subject to Rule 35d-1 which means it should disclose an 80% investment in the type of security the name suggests, which in this case is “Equity” securities.  Please revise the Fund’s “Principal Investment Strategies and Policies” to include such an 80% equity investment requirement.

The first sentence under “Principal Investment Strategies and Policies” has been revised to state the following:

“To achieve its investment objective, the Portfolio, under normal market conditions, ~~expects to~~ invests ~~approximately between 50% and~~ at least 80% of its net assets in the equity securities of non-U.S. issuers and among the securities of issuers located in approximately 10 to 30 countries, including developed countries and emerging markets.”

14.
With respect to page 45, under the subheading “Investment Adviser,” it states that “[a] discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is available in the Trust’s annual report dated December 31, 2008.”  Please supplementally confirm that the discussion referenced includes the basis for the Board of Trustee’s approval of the Funds’ Portfolio Consultant.

The Trust’s Semi-Annual Shareholder Report dated June 30, 2008 disclosed the required statement regarding the Board’s basis for the approval of the portfolio research consultant agreement.  Due to the termination of the Portfolio Research Consultant Agreement, future disclosure regarding the Board’s approval of the agreement will not be necessary.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields
J. Michael Fields
Secretary
Underlying Funds Trust